Exhibit 4.15

JULY 2012

REED ELSEVIER GROUP PLC

[                    ]

SERVICE AGREEMENT

Freshfields Bruckhaus Deringer LLP

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THIS AGREEMENT is made on 15 August 2012

BETWEEN

(1)	REED ELSEVIER GROUP PLC a company which has its registered office at 1-3 Strand, London, WC2N 5JR (the Company); and

(2)	Duncan Palmer of 1-3 Strand, London, WC2N 5JR (the Employee).

IT IS AGREED as follows:

1.	DEFINITIONS

In this Agreement the following expressions have the following meanings:

Board means the board of directors of the Company or a duly constituted committee of the board of directors;

Confidential Information means any confidential information relating to the Company, or any Group Company received or acquired by the Employee from the Company or any Group Company in pursuance of his duties under this Agreement;

Effective Date means the date the Employment commences, to be no later than 31st August 2012;

Employment means the Employee’s employment in accordance with the terms and conditions of this Agreement;

Group Company means PLC, NV (as defined below), Elsevier Reed Finance BV, the Company, any holding company, any associated company and any subsidiary of any of the above companies, and Group shall be construed accordingly;

Long-Term Incentive Plans means such share or share-related plans as the Company has in place from time to time pursuant to which performance is measured or vesting occurs over more than one financial year of the Group;

Recognised Investment Exchange has the meaning given to it by section 285 of the Financial Services and Markets Act 2000;

Remuneration Committee means the remuneration committee of the board of directors of the Company;

Separation from Service has the meaning given to it by section 409A of the United States Internal Revenue Code;

Shares means an ordinary share in PLC and/or an ordinary share in NV or shares representing those shares following any capital reorganisation; and

Termination Date means the date of termination of the Employment.

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2.	TERM AND JOB DESCRIPTION

2.1 This letter sets out the terms and conditions of the Employee’s employment with the Company as Chief Financial Officer. The Employee shall be an executive director of the Company and of Reed Elsevier PLC (PLC) and also a member of the Executive Board of Reed Elsevier NV (NV).

2.2 The Employment will begin on the Effective Date. The Employee’s period of continuous employment for statutory purposes will also begin on the Effective Date.

2.3 Subject to clause 19, the Employment will continue until terminated by either party giving to the other 12 months’ written notice.

3.	DUTIES

3.1 During the Employment, the Employee will:

(a)	diligently perform all such duties and exercise all such powers as are lawfully and properly assigned to him from time to time by the Board commensurate with his position, whether such duties or powers relate to the Company or any other Group Company;

(b)	use his best endeavours to ensure that the Group complies with the provisions of the Governing Agreement between PLC and NV dated 14 February 2012;

(c)	comply with all applicable laws and regulations and with all directions lawfully and properly given to him by the Boards of the Company, PLC and NV and of their respective shareholders;

(d)	unless prevented by sickness, injury or other incapacity, devote the whole of his time, attention and abilities during his Working Hours to the business of the Company or any other Group Company for which he is required to perform duties; and

(e)	promptly provide the Board with all such information as it may require in connection with the business or affairs of the Company and of any other Group Company for which he is required to perform duties.

3.2 The Employee’s Working Hours shall be such hours as are required in the proper performance of his duties.

3.3 The Employee’s normal place of work is the Company’s principal UK office from time to time.

3.4 The Employee agrees to travel and work (both within and outside the United Kingdom) as may be required for the proper performance of his duties under the Employment.

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4.	SALARY

4.1 From the Effective Date, the Employee’s salary under the Employment is £600,000 per annum (less any required deductions). Salaries are subject to annual review. The Employee’s first salary review following the Effective Date will be on or about 1 January 2014.

4.2 The Employee’s salary will accrue on a daily basis, and will be payable in arrears in equal monthly instalments.

4.3 The Employee’s salary will be inclusive of all fees and other remuneration to which he may be or become entitled as an officer of the Company or of any other Group Company.

4.4 The Employee agrees that, pursuant to Part II of the Employment Rights Act 1996, the Company has the right to deduct from his salary and/or bonus any amount owed to the Company or any Group Company by the Employee.

5.	BONUS

5.1 The Employee shall be eligible to participate in the Company’s Annual Incentive Plan applicable to senior executives (or such replacement bonus arrangements as may from time to time apply) subject to and in accordance with the rules governing such plan as approved by the Remuneration Committee, including the right of the Remuneration Committee to make adjustments to performance measures as it considers appropriate to take account of any factors that are relevant in the opinion of the Remuneration Committee. Unless determined otherwise by the Remuneration Committee, the Employee’s annual target bonus opportunity shall be 100% of salary earnings paid by the Company to the Employee during the relevant year. For the avoidance of doubt, any bonus entitlement in respect of 2012 will be pro-rated to reflect the Employee’s actual service during the Company’s financial year ending 31 December 2012.

5.2 Any entitlement of the Employee in respect of bonus on termination of the Employment shall be determined subject to and in accordance with the rules governing the Annual Incentive Plan and the discretion of the Remuneration Committee.

6.	EXPENSES

The Company will reimburse (or procure the reimbursement of) all out-of-pocket expenses properly and reasonably incurred by the Employee in the course of his Employment subject to production of receipts or other appropriate evidence of payment.

7.	TAX RETURNS

The Company’s tax consultants (currently PricewaterhouseCoopers) will support the Employee, and the Company will reimburse him for reasonable (as determined from time to time by the Remuneration Committee) tax filing costs incurred in the Netherlands, the UK and the US insofar as, and limited to the extent that, such filings relate directly to income received from the Employment.

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The Employee will however be responsible for meeting all tax and employee social security liabilities payable in respect of his remuneration, subject, where applicable, to the PAYE system.

The Employee acknowledges that any tax advisory services received by the Employee in accordance with this clause 7 may give rise to a taxable benefit, and the Employee will be liable for any tax arising on such benefit.

8.	CAR ALLOWANCE

During the Employment, the Employee will be entitled to a car allowance of an amount stipulated in accordance with the Company’s policy from time to time in force. At the Effective Date, the annual car allowance applicable to the Employee is £12,500 (less required deductions). For the avoidance of doubt, car allowance does not form part of the Employee’s salary and is non-pensionable.

9.	PENSION AND LIFE ASSURANCE

9.1 At the Remuneration Committee’s discretion, the Employee will be eligible to participate in the Reed Elsevier Pension Plan (the “Pension Plan”). This is a group personal pension plan, is not contracted-out of the State Second Pension Scheme and is contributory. The Company will match the Employee’s contributions on the following basis:

Employee %	Employer %	Total %
5	11	16
6	15	21
7	19	26

However, to the extent that the aggregate contribution to the Pension Plan would otherwise exceed the maximum annual allowance in respect of contributions payable to a pension arrangement as prescribed by Her Majesty’s Revenue & Customs from time to time, the Company will pay an amount equal to the excess directly to the Employee as a cash allowance, subject to any deductions required by law.

9.2 The Employee will be covered for Life Assurance of 4 times annual salary rate at the date of death, provided that he joins the Pension Plan at the first available opportunity. Life Assurance is provided through an external insurer and is subject to medical evidence for cover in excess of the free cover limit of £1,250,000. The Employee will only be covered for full Life Assurance once the Reed Elsevier Pensions Office is notified that underwriting has been completed and the Employee has been accepted. Until this process is complete, the Employee will be covered for a maximum of £1,250,000.

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9.3 If the Employee does not wish to become a member of the Pension Plan he is required to complete a Refusal Form which is available from the HR Department.

9.4 Upon becoming an employee of the Company, personal information about the Employee (including his name, National Insurance number, date of birth and address) will be supplied to Zurich Assurance Ltd (the plan provider) and further information will be provided from time to time for the purpose of the administration of the Pension Plan. By signing this Agreement, the Employee authorises this information to be provided to Zurich Assurance Ltd. Both Zurich Assurance Ltd and Reed Elsevier will be “Data Controllers” for the purposes of the Data Protection Act 1998.

9.5 By signing this Agreement:

(a)	the Employee consents to the transfer of personal information to Zurich Assurance Limited;

(b)	the Employee authorises the Company to deduct payments from his salary and forward these to Zurich to be invested in the retirement account held in his name;

(c)	the Employee confirms that he wishes to be included as a member of the Pension Plan;

(d)	the Employee agrees to be bound by the rules of the Pension Plan;

(e)	the Employee understands that Zurich will shortly confirm his details and that he must advise Zurich or the HR Department immediately if any of those details are incorrect or alter at any time; and

(f)	he confirms that he has read the “Key Features Document” provided by the Company.

10.	MEDICAL INSURANCE

During the Employment, at the Remuneration Committee’s discretion, the Company will pay for the benefit of the Employee, his spouse and dependent childrens’ subscriptions to the Company’s Cigna International Medical and Dental worldwide family cover scheme on the scale determined by the Remuneration Committee to be appropriate.

11.	HOLIDAY

11.1 The Employee is entitled to 25 working days’ paid holiday per calendar year during his Employment (plus bank and public holidays in England), to be taken at a time or times convenient to the Company. The right to paid holiday will accrue pro-rata during each calendar year of the Employment and, where the Employment starts part-way through a calendar year, the Employee’s holiday entitlement will be calculated on a pro-rata basis. Unused holiday may not be carried forward from one calendar year to another (unless agreed by the Company’s Chief Executive Officer).

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11.2 On termination of the Employment, the Employee’s entitlement to accrued holiday pay shall be calculated on a pro-rata basis (which calculation shall be made on the basis that each day of paid holiday is equivalent to 1/260 of the Employee’s salary). If the Employee has taken more working days’ paid holiday than his accrued entitlement, the Company is authorised to deduct the appropriate amount from his final salary instalment (which deduction shall be made on the basis that each day of paid holiday is equivalent to 1/260 of the Employee’s salary).

12.	LONG-TERM INCENTIVE PLANS

Bonus Investment Plan

12.1 The Employee will be eligible to participate in the 2013-15 cycle of the Reed Elsevier Group plc Bonus Investment Plan 2010 (the BIP), subject to and in accordance with the terms and conditions of the BIP, as they may be amended from time to time. Subject to approval of the Remuneration Committee, the Employee’s maximum investment opportunity under the BIP for the 2013-15 cycle will be 100% of his target bonus opportunity net of tax. The Employee’s eligibility to participate in any future cycles of the BIP is contingent upon the discretionary approval of the Remuneration Committee.

Long-Term Incentive Plan

12.2 Subject to the approval of a new Long-Term Incentive Plan at the 2013 Annual General Meetings of PLC and NV, the Employee will be eligible to participate in the 2013-2015 cycle of the new Long-Term Incentive Plan (the LTIP), subject to and in accordance with the terms and conditions of the LTIP, as they may be amended from time to time. Subject to the Remuneration Committee’s approval, the Employee’s award with respect to the 2013-2015 LTIP cycle will be in respect of PLC and NV Shares with an aggregate market value at the date of grant of the award equal to 200% of his salary. The Employee’s eligibility to participate in any future cycles of the LTIP is contingent upon the discretionary approval of the Remuneration Committee.

Share Option Plan

12.3 Subject to the approval of a new Share Option Plan at the 2013 Annual General Meetings of PLC and NV, the Employee will be eligible to participate in the new Share Option Plan (the ESOS), subject to and in accordance with the terms and conditions of the ESOS, as they may be amended from time to time. Subject to the Remuneration Committee’s approval, the Employee will in 2013 be granted options over PLC and NV Shares with an aggregate market value at the date of the grant equal to 150% of his salary. The Employee’s eligibility to participate in any future cycles of the ESOS is contingent upon the discretionary approval of the Remuneration Committee.

12.4 The Employee acknowledges that his participation in any Long-Term Incentive Plan (including, but not limited to the BIP, the Reed Elsevier Group plc Share Option Scheme 2003, the LTIP,ESOS and any new multi-year incentive plan), and his rights with respect to options or awards granted under any such plan, are governed by the terms of the relevant plan rules. The Employee further acknowledges that:

(i)	should he breach any of his obligations under clauses 22 or 23 of this Agreement, any gains realised by him from exercise or vesting of options or awards granted under any such Long-Term Incentive Plan may be subject to claw-back in accordance with the terms of the relevant plan rules; and

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(ii)	if his employment ends because of, for example, the Employee’s resignation (other than in circumstances of constructive dismissal or circumstances that the Remuneration Committee determines in its discretion to constitute retirement) or his summary termination pursuant to clause 19.2, any rights he might otherwise have had to any options or awards under any such Long-Term Incentive Plan may be subject to lapse or forfeiture in accordance with the terms of the relevant plan rules.

13.	SHAREHOLDING REQUIREMENT

The Employee agrees that he will have acquired, by no later than 31 December 2015, and will maintain for the balance of the Employment, an aggregate holding of Shares (which for this purpose shall include American Depositary Shares representing NV Shares or PLC Shares) with a market value of not less than 200% of his salary from time to time. The Employee’s shareholding requirement is subject to review by the Remuneration Committee from time to time.

14.	SICKNESS AND OTHER INCAPACITY

Subject to the Employee’s compliance with the Company’s policy on notification and certification of periods of absence from work, the Employee will continue to be paid his full salary during any period of absence from work due to ill health, accident or other similar cause, up to a maximum of 180 days in aggregate in any period of 12 consecutive calendar months. Such payment will be inclusive of any statutory sick pay payable in accordance with applicable legislation in force at the time of absence. The Company may deduct from the Employee’s remuneration during any period of absence due to ill-health, accident or other similar cause the amount of any social security benefits he may be entitled to receive.

15.	OTHER INTERESTS

15.1 Subject to clause 15.2, during the Employment the Employee will not (without the Chairman’s prior written consent) be directly or indirectly engaged, interested or concerned in any business or occupation other than the businesses of the Group.

15.2 Notwithstanding clause 15.1, the Employee may hold for investment purposes an interest (as defined by sections 820-825 Companies Act 2006) of up to 5 per cent in nominal value or (in the case of securities not having a nominal value) in number or class of securities in any class of securities listed on or dealt in a Recognised Investment Exchange.

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16.	SHARE DEALING AND OTHER CODES OF CONDUCT

16.1 The Employee will comply with all codes of conduct adopted from time to time by the Board and with all applicable rules and regulations of the UK Listing Authority and any other relevant regulatory bodies, including the Model Code on dealings in securities.

16.2 Without prejudice to the generality of clause 16.1, the Employee is bound by:

(a)	the Reed Elsevier Code for Securities Transactions;

(b)	the Reed Elsevier Code of Ethics and Business Conduct; and

(c)	the Company rules as they affect directors with regard to:

(i)	air travel;

(ii)	holidays and overseas visits;

(iii)	loans to directors;

(iv)	non-Executive directorships;

(v)	the Press;

(vi)	reimbursed expenses; and

such other rules as shall from time to time apply to the Employee as a director or otherwise, provided that none of these rules will have the effect of extending the circumstances in which the Employment may be terminated with immediate effect without compensation.

16.3 The Employee is required to observe Reed Elsevier (UK) Limited’s rules, practices and policies as set out in the policy section of the PeopleHub website as amended from time to time.

17.	INTELLECTUAL PROPERTY

It shall be part of the Employee’s normal duties or other duties specifically assigned to him (whether or not during normal working hours and whether or not performed at the Employee’s normal place of work) at all times to consider in what manner and by what new methods or devices the products, services, processes, equipment or systems of the Company with which he is concerned or for which he is responsible might be improved and might, as part of such duties, originate designs (whether registrable or not) or patentable work or other work in which copyright, database rights or trade mark rights (together Employee Works) may subsist. Accordingly:

(a)	the Employee shall forthwith disclose full details of any Employee Works in confidence to the Company and shall regard himself in relation to any Employee Works as a trustee for the Company;

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(b)	all intellectual property rights in any Employee Works shall vest absolutely in the Company which shall be entitled, so far as the law permits, to the exclusive use thereof;

(c)	notwithstanding sub-clause 17(b) above, the Employee assigns to the Company all right, title and interest, present and future, anywhere in the world, in copyright and in any other intellectual property rights in respect of all Employee Works written, originated, conceived or made by the Employee (except only those Employee Works written, originated, conceived or made by the Employee wholly outside his normal working hours hereunder and wholly unconnected with the Employment) during the continuance of the Employment;

(d)	the Employee hereby waives all moral rights as author under the Copyright Designs and Patents Act 1988 or any equivalent laws in respect of any Employee Works; and

(e)	the Employee agrees and undertakes that at any time during or after the termination of the Employment he will execute such deeds or documents and do all such acts and things as the Company may deem necessary or desirable to substantiate its rights in respect of the matters referred to above including for the purpose of obtaining letters patent or other privileges in all such countries as the Company may require.

18.	DISCIPLINARY AND GRIEVANCE PROCEDURES

18.1 If the Employee is dissatisfied with any disciplinary decision taken in relation to him he may appeal in writing to the Chairman of the Board within 7 days of that decision. The Chairman’s decision shall be final.

18.2 If the Employee has any grievance in relation to the Employment he may raise it in writing with the Board whose decision shall be final.

19.	TERMINATION

19.1 Either party may terminate the Employment in accordance with clause 2.3.

19.2 The Company may terminate the Employment immediately and with no liability to make any further payment to the Employee (other than in respect of amounts accrued due at the date of termination) if the Employee:

(a)	commits any serious or persistent breach or non-observance of any provisions contained in this Agreement after (where the breach or non-observance in question is capable of cure) being provided with written notice and a reasonable opportunity to cure such breach or non-observance;

(b)	is guilty of any serious misconduct or wilful neglect in the discharge of the Employee’s executive duties;

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(c)	is guilty of any act of dishonesty or any breach of his fiduciary duties as a Director of the Company, PLC or NV or of conduct which brings into disrepute or affects prejudicially the interests of the Group;

(d)	is convicted of any criminal offence (other than an offence which in the reasonable opinion of the Board does not affect his position as a Director of the Company);

(e)	is declared bankrupt or makes any arrangement with or for the benefit of his creditors or has an administration order made against him under the County Courts Act 1984; or

(f)	is disqualified from being a director in accordance with the provision of paragraph (a) of Article 80 of the Company’s Articles of Association.

Following such termination, to the extent that such termination constitutes a Separation from Service, the Employee will not be entitled to any further payment under this agreement except such sums as shall then have accrued due and any unpaid bonus then due to the Employee for any prior completed year of service.

19.3 The Company may also terminate the Employment by giving summary notice in writing to the Employee if (a) the Employee is unable properly and effectively to perform his duties under this Agreement by reason of ill health, accident or other similar cause for a period or periods aggregating not less than 180 days in any period of 12 consecutive calendar months or (b) the Employee is suffering from mental disorder and satisfies one of the relevant conditions specified in paragraph (c) of Article 80 of the Company’s Articles of Association causing the ipso facto vacation of his directorship, but in each case only to the extent that such event constitutes a “disability” within the meaning of Section 409A of the Internal Revenue Code and such termination constitutes a Separation from Service, in which case the Employee will be entitled to be paid by way of compensation for termination of employment a sum equal to 12 months’ salary at the rate in force at the time such notice is given, plus any unpaid bonus then due to the Employee for any completed prior year of service and payment of all amounts in the Retirement Account. In addition the Employee will be entitled to be credited with 12 months service under the Plan. Any payment due to the Employee under this clause 19.3 shall be paid in accordance with the provisions of clause 21.1(d). The treatment of vested and unvested options and unvested shares shall be governed by the terms of the relevant plan.

19.4 The Company may terminate the Employment pursuant to clause 19.3 even when, as a result, the Employee would or may forfeit any entitlement to sick pay under clause 14, save that the Company will not terminate the Employment solely on grounds of the Employee’s ill health where such an entitlement or benefit would be forfeited.

19.5 On termination of the Employment for whatever reason (and whether in breach of contract or otherwise) the Employee will:

(a)	immediately return any property or other materials or equipment, belonging to or controlled by the Company or any member of the Group which is in the Employee’s possession or under either his control or the control of a third party over which he has control;

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(b)	immediately resign from any office he holds with the Company or any other Group Company (and from any related trusteeships) without any compensation for loss of office. Should the Employee fail to do so he hereby irrevocably authorises the Company to appoint some person in his name and on his behalf to sign any documents and do any thing to give effect to his resignation from office; and

(c)	immediately pay to the Company or, as the case may be, any other Group Company all outstanding loans or other amounts due or owed to the Company or any Group Company. The Employee confirms that, should he fail to do so, the Company is to be treated as authorised to deduct from any amounts due or owed to the Employee by the Company (or any other Group Company) a sum equal to liquidated amounts due or owed by the Employee to the Company or any Group Company.

19.6 The Employee will not at any time after termination of the Employment represent himself as being in any way concerned with or interested in the business of, or employed by, the Company or any other Group Company.

20.	SUSPENSION AND GARDENING LEAVE

20.1 Where, other than in circumstances of constructive dismissal, notice of termination has been served by the Employee to join a company, firm or organisation considered by the Company to be a competitor whether in accordance with clause 2.3 or otherwise, the Company shall be under no obligation to provide work for or assign any duties to the Employee for the whole or any part of the relevant notice period and may require him:

(a)	not to attend any premises of the Company or any other Group Company; and/or

(b)	to resign with immediate effect from any offices he holds with the Company or any other Group Company (and any related trusteeships); and/or

(c)	to refrain from business contact with any customers, clients or employees of the Company or any Group Company; and/or

(d)	to take any holiday which has accrued under clause 11 during any period of suspension under this clause 20.1.

The provisions of clause 15.1 shall remain in full force and effect during any period of suspension under this clause 20.1. The Employee will also continue to be bound by duties of good faith and fidelity to the Company during any period of suspension under this clause 20.1.

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Any suspension under this clause 20.1 shall be on full salary and benefits. To the extent that suspension under this clause 20.1 constitutes a Separation from Service, clause 21.1(d) shall apply.

20.2 The Company may suspend the Employee from the Employment during any period in which the Company is carrying out a disciplinary investigation into any alleged acts or defaults of the Employee. Such suspension shall be on full salary and benefits (save that the Employee shall not be entitled to earn or be paid any bonus during any period of suspension, unless he is reinstated following such period of suspension).

21.	INTERNAL REVENUE CODE SECTION 409A

Notwithstanding any other provision of this Agreement:

(a)	It is intended that the provisions of this Agreement comply with the United States Internal Revenue Code (the Code), and all provisions of the Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under the Code. Notwithstanding the foregoing, the Company shall have no liability with regard to any failure to comply with the Code so long as it has acted in good faith with regard to compliance therewith.

(b)	If, under this Agreement, an amount is to be paid in two or more instalments (which for purposes of this Agreement shall include each monthly payment during the notice period or garden leave period (as the case may be)), for purposes of the Code, each instalment shall be treated as a separate payment.

(c)	A termination of employment shall not be deemed to have occurred for purposes of any provision of the Agreement providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a Separation from Service and, for purposes of any such provision of the Agreement, references to a “resignation”, “voluntary termination”, “termination”, “termination of employment” or like terms shall mean Separation from Service.

(d)	If the Employee is deemed on the date of termination of the Employment to be a “specified employee” within the meaning of that term under section 409A(a)(2)(B) of the Code and using the identification methodology selected by the Company from time to time, or if none, the default methodology, then:

(i)	with regard to any payment, the providing of any benefit or any distribution of equity upon Separation from Service that constitutes “deferred compensation” subject to the Code, such payment, benefit or distribution shall not be made or provided prior to the earlier of (i) the expiration of the six-month period measured from the date of the Employee’s Separation from Service or (ii) the date of the Employee’s death; and

(ii)	on the first day of the seventh month following the date of the Employee’s Separation from Service or, if earlier, on the date of his

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death, (a) all payments delayed pursuant to this clause 21 (whether they would otherwise have been payable in a single sum or in instalments in the absence of such delay) shall be paid or reimbursed to the Employee in a lump sum, and any remaining payments and benefits due under the Agreement shall be paid or provided in accordance with the normal dates in accordance with the terms of the Agreement, and (b) all distributions of equity delayed pursuant to this clause 21(d) shall be made to the Employee.

In determining the amounts that are subject to the six-month delay requirement described above, the Company shall use all exclusions from the six-month delay rule that are available to the payments made to the Employee. The Company reserves the right to adopt an alternate method of complying with the six-month delay requirement which may result in the Employee being deemed a specified employee.

(e)	Whenever a payment under this Agreement specifies a payment period with reference to a number of days (eg “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

(f)	Tax gross-up payments, if any, shall be paid to the Employee in any event no later than the end of your taxable year immediately following the taxable year in which the Employee remits the related taxes.

(g)	To the extent that any provision of this Amendment is considered to have changed the time or form of payment of deferred compensation, for a payment that is payable in 2009 or later, it is intended that the Code transition rules permitting such changes apply.

(h)	To the extent that any right to reimbursement of expenses under the Agreement constitutes non-qualified deferred compensation (within the meaning of the Code), such expense reimbursement shall be made by the Company no later than the last day of the taxable year following the taxable year in which the Employee incurred such expense.

(i)	Subject to the Employee’s consent, this Agreement may be amended by the Company as necessary in an effort to comply with the Code.

22.	RESTRAINT ON ACTIVITIES OF CHIEF FINANCIAL OFFICER AND CONFIDENTIALITY

The Employee will keep secret and will not at any time (whether during the Employment or thereafter) use for his own or another’s advantage, or reveal to any person, firm, company or organisation and shall use his best endeavours to prevent the publication or disclosure of any Confidential Information concerning the business or affairs of the Company or any Group Company or any of its or their customers.

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The restrictions in this clause shall not apply:

(a)	to any disclosure of information which is already in the public domain otherwise than by breach of this Agreement;

(b)	to any disclosure of information which was known to, or in the possession of, the Employee prior to his receipt of such information from the Company or any Group Company whenever so received;

(c)	to any disclosure of information which has been conceived or generated by the Employee independently of any information or materials received or acquired by the Employee from the Company or any Group Company;

(d)	to any disclosure or use authorised by the Board or required by the Employment or by any applicable laws or regulations, including, without limitation, to any disclosure required for patent purposes provided that the Employee promptly notifies the Company when any such disclosure requirement arises to enable the Company to take such action as it deems necessary, including, without limitation, to seek an appropriate protective order and/or make known to the appropriate government or regulatory authority or court the proprietary nature of the Confidential Information and make any applicable claim of confidentiality with respect hereto;

(e)	so as to prevent the Employee from using his own personal skill, experience and knowledge in any business in which he may be lawfully engaged after the Employment is ended; or

(f)	to prevent the Employee from making a protected disclosure within the meaning of s43A of the Employment Rights Act 1996.

23.	POST-TERMINATION COVENANTS

23.1 The Employee will not during the 12-month period following the Termination Date directly or indirectly, on his own behalf or on behalf of or in conjunction with any person or any firm, company, or other entity, set up, join, become employed by, be engaged in, or provide any advice or services to, any enterprise (including, without limitation, any corporation, partnership, proprietorship, or other venture) which competes with:

(i)	any business of any Group Company with which he has been actively involved at any time during the 12-month period immediately preceding the Termination Date, or about which he has obtained or knew confidential information at any time during the 12-month period immediately preceding the Termination Date; or

(ii)	any business that any Group Company can reasonably demonstrate was, at the Termination Date, being considered, being researched, or under development by any Group Company at any time during the 12-month period immediately preceding the Termination date (but only if the Employee obtained or knew confidential information about any such business at any time during the 12-month period immediately preceding the Termination Date).

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23.2 The Employee agrees that the business of the Group is conducted nationwide and worldwide, that the geographic scope of the restriction set forth in clause 23.1 is therefore the United Kingdom and all countries in which any of the Group Companies do business, and that this geographic scope is both reasonable and necessary to protect one or more Group Companies from unfair competition.

23.3 The provisions of clause 23.1 shall not, at any time following the Termination Date, prevent the Executive from holding for investment purposes an interest (as defined by sections 820-825 Companies Act 2006) of up to 5 per cent in nominal value or (in the case of securities not having a nominal value) in number or class of securities in any class of securities listed on or dealt in a Recognised Investment Exchange, provided that the company which issued the securities does not carry on a business which is similar to or competitive with any business for the time being carried on by any Group Company.

23.4 The Employee will not during the 12 month period following the Termination Date directly or indirectly, on his own behalf or on behalf of or in conjunction with any person or any firm, company, or other entity:

(i)	recruit, solicit, or entice away, or attempt to recruit, solicit, or entice away, any individual who was employed by the Company or any Group Company at any time during the 12-month period immediately preceding the Termination Date and with whom the Employee had contact or business dealings at any time during the course of his employment in the 12-month period immediately preceding the Termination Date;

(ii)	induce or solicit, or attempt to induce or solicit, any customer, supplier, distributor, licensee, licensor, author or other contributor, or other business relation of the Company or any Group Company with whom the Employee had contact or about whom he obtained or knew confidential information at any time during the 12-month period immediately preceding the Termination Date, to cease doing business, in whole or in part, with the Company or any Group Company; or

(iii)	interfere with the relationship between, on the one hand, the Company or any Group Company and, on the other hand, any customer, supplier, distributor, licensee, licensor, author or other contributor, or other business relation of the Company or any Group Company, with whom the Employee had contact or about whom he obtained or knew confidential information at any time during the 12-month period immediately preceding the Termination Date.

23.5 The period during which the restrictions referred to in clauses 23.1 and 23.4 shall apply following the Termination Date shall be reduced by the amount of time during which, if at all, the Employee is on garden leave pursuant to clause 20.

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23.6 The Employee acknowledges and agrees that:

(a)	the restrictions contained in this clause 23 are reasonable (including, without limitation, with respect to the duration of the restrictive covenants, the geographic area, and the interests being protected by the restrictions); and

(b)	the Company has valid interests to protect pursuant to this clause 23 and the restrictions set forth in this clause 23 are reasonable and necessary to protect those interests.

24.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

25.	MISCELLANEOUS

25.1 This Agreement, together with any other documents referred to in this Agreement and the side-letter between the Company and the Employee dated with the same date as this Agreement, constitutes the entire agreement and understanding between the parties, and supersedes all other agreements both oral and in writing between the Company and the Employee (other than those expressly referred to herein).

25.2 Any notice to be given under this Agreement to the Employee may be served by being handed to him personally or by being sent by recorded delivery first class post to him at his usual or last known address; and any notice to be given to the Company may be served by being left at or by being sent by recorded delivery first class post to its registered office for the time being. Any notice served by post shall be deemed to have been served at the expiration of 48 hours following the date of posting and in proving such service it shall be sufficient proof that the envelope containing the notice was properly addressed and posted as a prepaid letter by recorded delivery first class post.

25.3 Any reference in this Agreement to an Act of Parliament shall be deemed to include any statutory modification or re-enactment thereof.

25.4 This Agreement is governed by, and shall be construed in accordance with, the laws of England.

25.5 Any changes to this Agreement shall be evidenced in writing and signed by the Chairman of the Remuneration Committee.

25.6 During the Employment, the Employee will be fully indemnified by the Company and, in relation to services provided to them, by other companies in the Group, to the maximum extent permitted by law and to the extent provided by the Company’s Articles of Association (as amended from time to time) and the by-laws of any other company in the Group in relation to services provided to it, and the Employee will be covered (subject to and in accordance with the terms of the relevant arrangements) under all applicable directors and officers insurance in effect from time to time.

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/s/ SIGNED as a DEED and	) /s/ Duncan Palmer
DELIVERED by the	)
EMPLOYEE	)
in the presence of:	)

Witness signature:

Witness name:

Witness occupation:

/s/ SIGNED for and on behalf of	)
the COMPANY	) /s/ Ian Fraser

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